SEC EDGAR Submission Header Summary

Submission Type	S-8	
Exchange	NONE	
Sub Filer Id	0000840715	
Sub Filer Ccc	xxxxxxxx	
Contact Name	Ann Dartnell	
Contact Phone Number	801-303-3597	
Global Enclosed File Count	7	
Internet Address	ann.dartnell@clearone.com	
Payor Id	0000840715	
Payor Ccc	kdoox$8w	
Fee Amount	1123.00	
Payment Method	FEDWIRE	
Aggregate Price	8750000	
	1750000	
Amount Per Share	3.5	
	3.5	
Offering Shares	2500000	
	500000	
Security Name	Equity	
	Equity	

Documents

S-8	forms-8dated10062006.htm	
	ClearOne Communications, Inc. Form S-8 dated 10-06-2006	
EX-4.8	ex4_8.htm	
	Exhibit 4.8 - 1998 Stock Option Plan	
EX-4.9	ex4_9.htm	
	Exhibit 4.9 - 1997 Employee Stock Purchase Plan	
EX-5.1	ex5_1.htm	
	Exhibit 5.1 - Opinion of Blackburn & Stoll, LC	
EX-23.2	ex23_2.htm	
	Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm	
EX-23.3	ex23_3.htm	
	Exhibit 23.3 - Consent of Independent Registered Public Accounting Firm	
S-8	forms-810062006.pdf	
	ClearOne Communications, Inc. Form S-8 dated 10-06-2006	

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>S-8</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NONE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Ann Dartnell</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>801-303-3597</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000840715</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>7</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>forms-8dated10062006.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>S-8</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>ClearOne Communications, Inc. Form S-8 dated 10-06-2006</value>
    </field>
    <data sid="data1">
      <filename>forms-8dated10062006.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex4_8.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-4.8</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Exhibit 4.8 - 1998 Stock Option Plan</value>
    </field>
    <data sid="data2">
      <filename>ex4_8.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>ex4_9.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>EX-4.9</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>Exhibit 4.9 - 1997 Employee Stock Purchase Plan</value>
    </field>
    <data sid="data3">
      <filename>ex4_9.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_4">
      <value>ex5_1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_4">
```

```xml
      <value>EX-5.1</value>
    </combobox>
    <field sid="SubDocument_description_4">
      <value><![CDATA[Exhibit 5.1 - Opinion of Blackburn & Stoll, LC]]></value>
    </field>
    <data sid="data4">
      <filename>ex5_1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_5">
      <value>ex23_2.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_5">
      <value>EX-23.2</value>
    </combobox>
    <field sid="SubDocument_description_5">
      <value>Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm</value>
    </field>
    <data sid="data5">
      <filename>ex23_2.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_6">
      <value>ex23_3.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_6">
      <value>EX-23.3</value>
    </combobox>
    <field sid="SubDocument_description_6">
      <value>Exhibit 23.3 - Consent of Independent Registered Public Accounting Firm</value>
    </field>
    <data sid="data6">
      <filename>ex23_3.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_7">
      <value>forms-810062006.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_7">
      <value>S-8</value>
    </combobox>
    <field sid="SubDocument_description_7">
      <value>ClearOne Communications, Inc. Form S-8 dated 10-06-2006</value>
    </field>
    <data sid="data7">
      <filename>forms-810062006.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
</page>
<page sid="PAGE3">
  <field sid="SubInternet_internetAddress_">
    <value>ann.dartnell@clearone.com</value>
  </field>
  <check sid="SubFlag_overrideInternetFlag_">
    <value>off</value>
  </check>
</page>
<page sid="PAGE4">
</page>
<page sid="PAGE6">
  <field sid="SubPayor_payorId_">
    <value>0000840715</value>
  </field>
  <field sid="SubPayor_payorCcc_">
    <value>kdoox$8w</value>
  </field>
  <field sid="SubFee_feeAmount_">
    <value>1123.00</value>
  </field>
  <combobox sid="SubFee_paymentMethod_">
    <value>FEDWIRE</value>
  </combobox>
  <field sid="SubOffering_aggregatePrice_">
    <value>8750000</value>
  </field>
  <field sid="SubOffering_offeringAmountPerShare_">
    <value>3.5</value>
  </field>
```

```xml
      <field sid="SubOffering_offeringShares_">
        <value>2500000</value>
      </field>
      <combobox sid="SubOffering_securityName_">
        <value>Equity</value>
      </combobox>
      <field sid="SubOffering_aggregatePrice_1">
        <value>1750000</value>
      </field>
      <field sid="SubOffering_offeringAmountPerShare_1">
        <value>3.5</value>
      </field>
      <field sid="SubOffering_offeringShares_1">
        <value>500000</value>
      </field>
      <combobox sid="SubOffering_securityName_1">
        <value>Equity</value>
      </combobox>
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1 Sequence: 1
Project: forms-810062006.pdml	Document Name: forms-8dated10062006.htm	Saved: 10/6/2006 08:46:54		Printed: 10/6/2006 10:10:48
clearone communications, inc.	Description: ClearOne Communications, Inc. Form S-8 dated 10-06-2006			Created using EDGARizer HTML

As filed with the Securities and Exchange Commission on October 6, 2006

Registration Statement No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM S-8
Registration Statement Under
the Securities Act of 1933

ClearOne Communications, Inc.

(Exact name of registrant as specified in its charter)

Utah	**87-0398877**
(State or other jurisdiction of incorporation)	(IRS employer identification no.)

1825 Research Way, Salt Lake City	**84119**
(Address of principal executive offices)	(Zip Code)

1998 STOCK OPTION PLAN
1997 EMPLOYEE STOCK PURCHASE PLAN
(Full Title of the Plan)

Eric L. Robinson
Blackburn & Stoll, LC
257 East 200 South, Suite 800
Salt Lake City, UT 84111 (801) 521-7900
(Name, address and telephone number of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee (1)
Common Stock, par value $.001	2,500,000(2)	$3.50	$8,750,000	$936
Common Stock, par value $.001	500,000(3)	$3.50	$1,750,000	$187
Total				$1,123

(1) Estimated solely for the purpose of calculating the registration fee, computed pursuant to Rules 457(h) under the Securities Exchange Act of 1933, as amended, on the basis of the average of the high and low prices of a share of the Registrant's common stock, $.001 par value, as reported on the OTC Bulletin Board on September 4, 2006.

(2) Represents the registration of an aggregate of 2,500,000 shares of common stock of ClearOne Communications, Inc. issuable upon the exercise of options granted under the 1998 Stock Option Plan.

(3) Represents the registration of an aggregate of 500,000 shares of common stock of ClearOne Communications, Inc. issuable upon purchase by eligible employees under the Employee Stock Purchase Plan.

Pursuant to Rule 416, this Registration Statement shall also cover any additional shares of ClearOne Communications, Inc. common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that increases the number of ClearOne Communications, Inc.'s outstanding shares of common stock.

Filer: ClearOne Communications, Inc. Form Type: S-8 Period: Job Number: Form S-8 10062006 Rev: 1 Sequence: 2
Project: forms-810062006.pdml Document Name: forms-8dated10062006.htm Saved: 10/6/2006 08:46:54 Printed: 10/6/2006 10:10:48
clearone communications, inc. Description: ClearOne Communications, Inc. Form S-8 dated 10-06-2006 Created using EDGARizer HTML

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

As permitted by Rule 428 under the Securities Act of 1933, as amended, this Registration Statement omits the information specified in Part I of Form S-8. The documents constituting Part I of this Registration Statement will be sent or given to plan participants as required by Rule 428(b). ClearOne Communications, Inc. (the "Company" or "ClearOne") is not filing these documents with the Securities and Exchange Commission (the "Commission") as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act.

Item 1. Plan Information.

Not required to be filed with the Commission.

Item 2. Registrant Information.

Not required to be filed with the Commission.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated by reference in this registration statement:

- Annual Report on Form 10-K, for the year ended June 30, 2006,
- Current Report on Form 8-K, filed on September 18, 2006, and
- The description of the Registrant's common stock set forth in the Registrant's registration statement on Form 10 filed pursuant to Section 12 of the Securities Exchange Act on February 13, 1989, including any amendment or report filed with the Commission for the purpose of updating this description.

All documents subsequently filed by ClearOne pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interest of Named Experts and Counsel.

Not applicable.

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1	Sequence: 3
Project: forms-810062006.pdml	Document Name: forms-8dated10062006.htm		Saved: 10/6/2006 08:46:54	Printed: 10/6/2006 10:10:48	
clearone communications, inc.	Description: ClearOne Communications, Inc. Form S-8 dated 10-06-2006			Created using EDGARizer HTML	

Item 6. Indemnification of Directors and Officers.

Section 16-10a-902 ("Section 902") of the Utah Revised Business Corporation Act (the "Revised Act") provides that a corporation may indemnify any individual who was, is or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he or she is or was a director of the corporation or is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnified Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; except that (i) indemnification under Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding, and (ii) the corporation may not indemnify an Indemnified Director in connection with a Proceeding by or in the right of the corporation in which the Indemnified Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnified Director derived an improper personal benefit, whether or not involving action in his or her official capacity, in which Proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.

Section 16-10a-906 of the Revised Act provides that a corporation may not indemnify a director under Section 902 unless authorized and a determination has been made (by the board of directors, a committee of the board of directors or by the stockholders) that indemnification of the director is permissible in the circumstances because the director has met the applicable standard of conduct set forth in Section 902.

Section 16-10a-903 ("Section 903") of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he or she was a Party because he or she is or was a director of the corporation, against reasonable expenses (including attorneys' fees) incurred by him or her in connection with the Proceeding or claim.

In addition to the indemnification provided by Sections 902 and 903, Section 16-10a-905 ("Section 905") of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, a director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. On receipt of an application and after giving any notice the court considers necessary, (i) the court may order mandatory indemnification under Section 903, in which case the court shall also order the corporation to pay the director's reasonable expenses to obtain court-ordered indemnification, or (ii) upon the court's determination that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances and regardless of whether the director met the applicable standard of conduct set forth in Section 902, the court may order indemnification as the court determines to be proper, except that indemnification with respect to certain Proceedings resulting in a director being found liable for certain actions against the corporation may be limited to reasonable expenses (including attorneys' fees) incurred by the director.

Section 16-10a-904 ("Section 904") of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by a director who is a Party to a Proceeding in advance of the final disposition of the Proceeding if (i) the director furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct described in Section 902, (ii) the director furnishes to the corporation a written undertaking, executed personally or in his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the required standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under Section 904.

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1	Sequence: 4
Project: forms-810062006.pdml	Document Name: forms-8dated10062006.htm		Saved: 10/6/2006 08:46:54	Printed: 10/6/2006 10:10:48	
clearone communications, inc.	Description: ClearOne Communications, Inc. Form S-8 dated 10-06-2006			Created using EDGARizer HTML	

Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court ordered indemnification under Section 905, in each case to the same extent as a director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent than the right of indemnification granted to directors, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

The Registrant's bylaws provide that it shall indemnify an individual made a party to a proceeding because he is or was a director, against any liability incurred in the proceeding if (1) the individual's conduct was in good faith; (2) the individual reasonably believed that his conduct was in, or not opposed to, the Registrant's best interests; and (3) in the case of a criminal proceeding he had no reasonable cause to believe his conduct was unlawful; provided, however, that (x) in the case of an action by or in the right of the Registrant, indemnification is limited to reasonable expenses incurred in connection with the proceeding and (y) the corporation may not, unless authorized by a court of competent jurisdiction, indemnify an individual (A) in connection with a proceeding by or in the right of the Registrant in which the individual was adjudged liable to the Registrant or (B) in connection with any other proceeding in which the individual is adjudged liable on the basis that he derived an improper personal benefit. In a judicial proceeding under the foregoing clause (y), in order to authorize indemnification, the court must determine that the individual is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. A director is entitled to mandatory indemnification if he was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue or matter in the proceeding to which he was a party because he is or was a director of the Registrant, against the reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he was successful.

The Registrant must also advance a director expenses under certain circumstances. The Registrant may also indemnify and advance expenses to an officer, employee or agent to any extent consistent with public policy.

The Registrant's articles of incorporation provide that the Registrant will indemnify a director against any liability that may arise as a result of such director contracting with the Registrant for the benefit of himself or any firm, association or corporation in which such director may be interested in any way, provided such director acts in good faith.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
4.2	Articles of Incorporation dated July 7, 1983 (Incorporated by reference to Exhibit 3.1 of the Company's registration statement on Form S-3/A filed on November 1, 2002)
4.3	Amendment to Articles of Incorporation dated March 26, 1985 (Incorporated by reference to Exhibit 3.2 of the Company's registration statement on Form S-3/A filed on November 1, 2002)
4.4	Corrected Amendment to Articles of Incorporation dated September 10, 1986 (Incorporated by reference to Exhibit 3.3 of the Company's registration statement on Form S-3/A filed on November 1, 2002)

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1	Sequence: 5
Project: forms-810062006.pdml	Document Name: forms-8dated10062006.htm		Saved: 10/6/2006 08:46:54		Printed: 10/6/2006 10:10:48
clearone communications, inc.	Description: ClearOne Communications, Inc. Form S-8 dated 10-06-2006				Created using EDGARizer HTML

4.5	Amendment to Articles of Incorporation dated July 1, 1991 (Incorporated by reference to Exhibit 3.4 of the Company's registration statement on Form S-3/A filed on November 1, 2002)
4.6	Amendment to Articles of Incorporation dated December 12, 2001 (Incorporated by reference to Exhibit 3.5 of the Company's registration statement on Form S-3/A filed on November 1, 2002)
4.7	Bylaws, as adopted on August 24, 1993 (Incorporated by reference to Exhibit 3.6 of the Company's registration statement on Form S-3/A filed on November 1, 2002)
4.8	1998 Stock Option Plan
4.9	1997 Employee Stock Purchase Plan
5.1	Opinion of Blackburn & Stoll, LC
23.1	Consent of Blackburn & Stoll, LC (contained in Exhibit 5.1 hereto)
23.2	Consent of Independent Registered Public Accounting Firm
23.3	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature pages hereto)

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Filer: ClearOne Communications, Inc.   Form Type: S-8   Period: Job Number: Form S-8 10062006   Rev: 1   Sequence: 6
Project: forms-810062006.pdml   Document Name: forms-8dated10062006.htm   Saved: 10/6/2006 08:46:54   Printed: 10/6/2006 10:10:48
clearone communications, inc.   Description: ClearOne Communications, Inc. Form S-8 dated 10-06-2006   Created using EDGARizer HTML

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
.

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on October 2, 2006.

CLEARONE COMMUNICATIONS, INC.

By /s/ Zee Hakimoglu
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Filer: ClearOne Communications, Inc. Form Type: S-8 Period: Job Number: Form S-8 10062006 Rev: 1 Sequence: 7
Project: forms-810062006.pdml Document Name: forms-8dated10062006.htm Saved: 10/6/2006 08:46:54 Printed: 10/6/2006 10:10:48
clearone communications, inc. Description: ClearOne Communications, Inc. Form S-8 dated 10-06-2006 Created using EDGARizer HTML

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below in so signing also makes, constitutes and appoints Zee Hakimoglu as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in her name, place and stead, in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments (including pre-effective and post-effective amendments) to this registration statement, with exhibits thereto and other documents in connection therewith, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, and hereby ratifies and confirms said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Zee Hakimoglu Zee Hakimoglu	President, Chief Executive Officer and Director (Principal Executive Officer)	October 2, 2006
/s/ Greg LeClaire Greg LeClaire	Vice President of Finance (Principal Financial Officer and Principal Accounting Officer)	October 2, 2006
/s/ E. Dallin Bagley E. Dallin Bagley	Chairman of the Board	October 2, 2006
/s/ Brad R. Baldwin Brad R. Baldwin	Director	October 2, 2006
/s/ Larry R. Hendricks Larry R. Hendricks	Director	October 2, 2006
/s/ Scott M. Huntsman Scott M. Huntsman	Director	October 3, 2006
/s/ Harry Spielberg Harry Spielberg	Director	October 2, 2006

7

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1	Sequence: 1
Project: forms-810062006.pdml	Document Name: ex4_8.htm		Saved: 10/5/2006 17:05:50		Printed: 10/6/2006 10:10:49
clearone communications, inc.	Description: Exhibit 4.8 - 1998 Stock Option Plan				Created using EDGARizer HTML

Exhibit 4.8

CLEARONE COMMUNICATIONS, INC.

1998 STOCK OPTION PLAN

ARTICLE 1
GENERAL PROVISIONS

1.1 PURPOSE OF THE PLAN

This 1998 Stock Option Plan (the "Plan") is intended to promote the interests of ClearOne Communications Inc., a Utah corporation, (the "Corporation") by providing eligible persons with the opportunity to acquire or increase their proprietary interest in the Corporation as an incentive for them to remain in the Service of the Corporation.

Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

1.2 ADMINISTRATION OF THE PLAN

a. The Plan shall be administered by the Board or, to the extent required under applicable Stock Exchange requirements or if desired by the Board, a committee of the Board. If administered by committee, the Primary Committee shall have sole and exclusive authority to administer the Plan with respect to Section 16 Insiders; committee authority to administer the Plan with respect to all other persons may be vested in either the Primary Committee or a Secondary Committee, as determined by the Board.

b. Members of the Primary Committee or any Secondary Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. The Board may terminate the functions of any Secondary Committee at any time and delegate all powers and authority previously delegated to such committee to the Primary Committee. To the extent committee administration is no longer required by applicable law, regulation or Stock Exchange requirement, the Board may also terminate the functions of any committee at any time and reassume all powers and authority previously delegated to such committee.

c. Each Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority to establish such rules and regulations as it may deem appropriate for proper administration of the Plan and to make such determinations under, and issue such interpretations of, the provisions of the Plan and any outstanding options thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Plan under its jurisdiction or any option thereunder.

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d. Service on the Primary Committee or the Secondary Committee shall constitute service as a Board member, and members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Primary Committee or the Secondary Committee shall be liable for any act or omission made in good faith with respect to the Plan or any option grants under the Plan.

e. Each Plan Administrator shall, within the scope of its administrative jurisdiction under the Plan, have full authority (subject to the provisions of the Plan) to determine which eligible persons are to receive option grants, the time or times when such option grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, the time or times at which each option is to become exercisable, the vesting schedule (if any) applicable to the option shares, the acceleration of such vesting schedule, and all other terms and conditions of the option grants.

1.3 ELIGIBILITY

The following persons shall be eligible to participate in the Plan:

a. Employees,

b. non-employee members of the Board or the board of directors of any Parent or Subsidiary, and

c. consultants and other independent advisors who provide Services to the Corporation or any Parent or Subsidiary.

1.4. STOCK SUBJECT TO THE PLAN

a. The stock issuable under the Plan shall be shares of authorized but unissued Common Stock, including shares repurchased by the Corporation on the open market. The maximum number of shares of Common Stock that may be issued over the term of the Plan shall not exceed 2,500,000 shares, which number of shares may be changed from time to time in accordance with Article 3.4 below.

b. Shares of Common Stock subject to outstanding options shall be available for subsequent issuance under the Plan to the extent (i) the options expire or terminate for any reason prior to exercise in full or (ii) the options are cancelled in accordance with the cancellation-regrant provisions of Article 2.4. However, should the Exercise Price be paid with shares of Common Stock or should shares of Common Stock otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise of an option under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall be reduced by the gross number of shares for which the option is exercised, and not by the net number of shares of Common Stock issued to the holder of such option.

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c. Should any change be made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the number and/or class of securities for which any one person may be granted options per calendar year, and (iii) the number and/or class of securities and the Exercise Price in effect under each outstanding option in order to prevent the dilution or enlargement of benefits thereunder. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.

ARTICLE 2.
OPTION GRANT PROGRAM

2.1. OPTION TERMS

Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of Article 2.2 of the Plan, below.

a. Exercise Price

(1) The Exercise Price shall be fixed by the Plan Administrator but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the Grant Date.

(2) The Exercise Price shall become immediately due upon exercise of the option and shall, subject to the provisions of Article 3.1, and the documents evidencing the option, be payable in one or more of the forms specified below:

(a) cash or check made payable to the Corporation,

(b) a promissory note payable to the Corporation, but only to the extent authorized by the Administrator pursuant to Section 12 of the Plan,

(c) shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date, but only upon prior written approval of the Plan Administrator, or

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(d) upon the prior written approval of the Plan Administrator, and to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the Purchased Shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Exercise Price payable for the Purchased Shares plus all applicable federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the Purchased Shares directly to such brokerage firm in order to complete the sale.

Except to the extent such sale and remittance procedure is utilized, payment of the Exercise Price for the Purchased Shares must be made on the Exercise Date.

b. Exercise and Term of Options. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option. However, no option shall have a term in excess of ten (10) years measured from the Grant Date.

c. Effect of Termination of Service

(1) The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service:

(a) Any option outstanding at the time of the Optionee's cessation of Service for any reason except death, Permanent Disability or Misconduct shall remain exercisable for a three (3) month period thereafter, provided no option shall be exercisable after the Expiration Date.

(b) Any option outstanding at the time of the Optionee's cessation of Service due to death or Permanent Disability shall remain exercisable for a twelve (12) month period thereafter, provided no option shall be exercisable after the Expiration Date. Subject to the foregoing, any option exercisable in whole or in part by the Optionee at the time of death may be exercised subsequently by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution.

(c) Should the Optionee's Service be terminated for Misconduct, then all outstanding options held by the Optionee shall terminate immediately and cease to be outstanding.

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(d) During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of shares for which the option is exercisable on the date of the Optionee's cessation of Service; the option shall, immediately upon the Optionee's cessation of Service, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable. Upon the expiration of the applicable exercise period or (if earlier) upon the Expiration Date, the option shall terminate and cease to be outstanding for any shares for which the option has not been exercised.

(2) The Plan Administrator shall have the discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

(a) extend the period of time for which the option is to remain exercisable following the Optionee's cessation of Service from the period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event beyond the Expiration Date, and/or

(b) permit the option to be exercised, during the applicable post-Service exercise period, not only with respect to the number of shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional shares that would have vested under the option had the Optionee continued in Service.

d. <u>Stockholder Rights</u>. The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the Exercise Price, and become a holder of record of the Purchased Shares.

e. <u>Limited Transferability of Options</u>. During the lifetime of the Optionee, Incentive Options may be exercised only by the Optionee, and shall not be assignable or transferable except by will or the laws of descent and distribution following the Optionee's death. Non-Statutory Options may be assigned or transferred in whole or in part only (i) during the Optionee's lifetime if in connection with the Optionee's estate plan to one or more members of the Optionee's immediate family (spouse and children) or to a trust established exclusively for the benefit of one or more such immediate family members, or (ii) by will or the laws of descent and distribution following the Optionee's death. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

2.2. INCENTIVE OPTIONS

The terms specified below shall apply to all Incentive Options. Except as modified by the provisions of this Article 2.2, all the provisions of this Plan shall apply to Incentive Options. Options specifically designated as Non-Statutory Options when issued under the Plan shall <u>not</u> be subject to the terms of this Article 2.2.

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a. <u>Eligibility</u>. Incentive Options may only be granted to Employees.

b. <u>Exercise Price</u>. The Exercise Price shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the Grant Date.

c. <u>Dollar Limitation</u>. The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one (1) calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options that become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Options shall be applied in the order in which such options are granted.

d. <u>10% Stockholder</u>. If an Employee to whom an Incentive Option is granted is a 10% Stockholder, then the Exercise Price shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the Grant Date, and the option term shall not exceed five (5) years measured from the Grant Date.

e. <u>Holding Period</u>. Shares purchased pursuant to an option shall cease to qualify for favorable tax treatment as Incentive Option Shares if and to the extent Optionee disposes of such shares within two (2) years of the Grant Date or within one (1) year of Optionee's purchase of said shares.

2.3. CORPORATE TRANSACTION/CHANGE IN CONTROL

a. In the event of any Corporate Transaction, and subject to the terms set forth in an Optionee's Stock Option Grant, the Board of Directors shall have the sole authority to elect that each outstanding option shall automatically accelerate so that each such option shall, immediately prior to the effective date of the Corporate Transaction, shall become fully exercisable for all of the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. The Board may exercise its discretion to accelerate the vesting of options whether or not (i) such option is, in connection with the Corporate Transaction, either to be assumed by the successor corporation or parent thereof or to be replaced with a comparable option to purchase shares of the capital stock of the successor corporation or parent thereof, (ii) such option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested option shares at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such option, except to the extent that the acceleration of such option is subject to other limitations imposed by the Plan Administrator at the time of the option grant.

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b. The Plan Administrator's discretion under Article 2.3.a. above shall be exercisable either at the time the option is granted or at any time while the option remains outstanding, whether or not those options are to be assumed or replaced in the Corporate Transaction. The Plan Administrator shall also have the discretion to grant options that do not accelerate whether or not such options are assumed in connection with a Corporate Transaction.

c. If the Board of Directors elects the automatic acceleration of some or all of the outstanding options upon the occurrence of a Corporate Transaction, all such outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) immediately following the consummation of the Corporate Transaction.

d. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities that would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to (i) the number and class of securities available for issuance under the Plan following the consummation of such Corporate Transaction, (ii) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same and (iii) the maximum number of securities and/or class of securities for which any one person may be granted stock options.

e. The Plan Administrator shall have the discretion, exercisable at the time the option is granted or at any time while the option remains outstanding, to provide for the automatic acceleration of any options assumed or replaced in a Corporate Transaction that do not otherwise accelerate at that time in the event the Optionee's Service should subsequently terminate by reason of an Involuntary Termination within eighteen (18) months following the effective date of such Corporate Transaction. Any options so accelerated shall remain exercisable for shares until the earlier of (i) the expiration of the option term or (ii) the expiration of the one (1)-year period measured from the effective date of the Involuntary Termination.

f. The Plan Administrator shall have the discretion, exercisable either at the time the option is granted or at any time while the option remains outstanding, to (i) provide for the automatic acceleration of one or more outstanding options upon the occurrence of a Change in Control or (ii) condition any such option acceleration upon the subsequent Involuntary Termination of the Optionee's Service within a specified period (not to exceed eighteen (18) months) following the effective date of such Change in Control. Any options accelerated in connection with a Change in Control shall remain fully exercisable until the Expiration Date or sooner termination of the option term.

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Description: Exhibit 4.8 - 1998 Stock Option Plan

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g. The portion of any Incentive Option accelerated in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Non-Statutory Option under the federal tax laws.

h. The grant of options under the Plan shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.


ARTICLE 3.

MISCELLANEOUS


3.1 FINANCING

a. The Plan Administrator may permit any Optionee to pay the option Exercise Price by delivering a promissory note payable in one or more installments. The terms of any such promissory note (including the interest rate and the terms of repayment) shall be established by the Plan Administrator in its sole discretion. Promissory notes may be authorized with or without security or collateral. In all events, the maximum credit available to the Optionee may not exceed the sum of (i) the aggregate option Exercise Price payable for the Purchased Shares plus (ii) the amount of any federal, state and local income and employment tax liability incurred by the Optionee in connection with the option exercise.

b. The Plan Administrator may, in its discretion, determine that one or more such promissory notes shall be subject to forgiveness by the Corporation in whole or in part upon such terms as the Plan Administrator may deem appropriate.

3.2 TAX WITHHOLDING

a. The Corporation's obligation to deliver shares of Common Stock upon the exercise of options under the Plan shall be subject to the satisfaction of all applicable federal, state and local income and employment tax withholding requirements.

b. The Plan Administrator may, in its discretion, provide any or all holders of Non-Statutory Options under the Plan with the right to use shares of Common Stock in satisfaction of all or part of the Taxes incurred by such holders in connection with the exercise of their options. Such right may be provided to any such holder in either or both of the following formats:

(1) Stock Withholding: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the exercise of such Non-Statutory Option, a portion of those shares with an aggregate Fair Market Value equal to the percentage of the Taxes (not to exceed one hundred percent (100%)) designated by the holder.

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(2) <u>Stock Delivery</u>: The election to deliver to the Corporation, at the time the Non-Statutory Option is exercised, one or more shares of Common Stock previously acquired by such holder (other than in connection with the option exercise triggering the Taxes) with an aggregate Fair Market Value equal to the percentage of the Taxes (not to exceed one hundred percent (100%)) designated by the holder.

3.3 EFFECTIVE DATE AND TERM OF THE PLAN

a. The Plan shall become effective on the Plan Effective Date. However, no shares shall be issued under the Plan pursuant to Incentive Options until the Plan is approved by the Corporation's stockholders. If such stockholder approval is not obtained within twelve (12) months after the Plan Effective Date, then all Incentive Options previously granted under this Plan shall automatically convert into Non-Statutory Options.

b. The Plan shall terminate upon the earliest of (i) June 10, 2008, (ii) the date on which all shares available for issuance under the Plan shall have been issued, or (iii) the termination of all outstanding options in connection with a Corporate Transaction. Upon such Plan termination, all outstanding options shall continue to have force and effect in accordance with the provisions of the documents evidencing such options.

3.4 AMENDMENT OF THE PLAN

a. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects, or to cancel any grants made thereunder; provided, however, that no such amendment, modification, or cancellation shall adversely affect any rights and obligations with respect to options at the time outstanding under the Plan unless each affected Optionee consents to such amendment, modification, or cancellation. In addition, amendments to the Plan shall be subject to approval of the Corporation's stockholders to the extent required by applicable laws, regulations, or applicable stock exchange requirements.

b. Options to purchase shares of Common Stock may be granted under the Plan that are in each instance in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued are held in escrow until there is obtained Board approval (and shareholder approval if required by applicable laws, regulations, or Stock Exchange requirements) of an amendment sufficiently increasing the number of shares of Common Stock available for issuance under the Plan.

3.5 USE OF PROCEEDS

Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

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3.6 REGULATORY APPROVALS

      a. The implementation of the Plan, the granting of any option under the Plan, and the issuance of any shares of Common Stock upon the exercise of any option shall be subject to the Corporation's obtaining all approvals and permits required by regulatory authorities having jurisdiction over the Plan and the options granted under it, and the shares of Common Stock issued pursuant to the Plan.

      b. No shares of Common Stock shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of federal and state securities laws and all applicable listing requirements of any stock exchange on which Common Stock is then listed for trading.

3.7 NO EMPLOYMENT/SERVICE RIGHTS

      Nothing in the Plan shall confer upon the Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Optionee, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

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APPENDIX

The following definitions shall be in effect under the Plan and the Plan Documents:

1. **Board** shall mean the Corporation's Board of Directors.

2. **Change in Control** shall mean a change in ownership or control of the Corporation effected through either of the following transactions:

(i) the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders, which the Board does not recommend such stockholders to accept, or

(ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

3. **Code** shall mean the Internal Revenue Code of 1986, as amended.

4. **Common Stock** shall mean the Corporation's common stock.

5. **Corporate Transaction** shall mean either of the following stockholder-approved transactions to which the Corporation is a party:

(i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

(ii) the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation.

6. **Eligible Director** shall mean a non-employee Board member eligible to participate in the Plan.

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7. **Employee** shall mean an individual who is in the employ of the Corporation (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

8. **Exercise Date** shall mean the date on which the Corporation shall have received written notice of the option exercise.

9. **Exercise Price** shall mean the exercise price per share as specified in the Stock Option Grant.

10. **Expiration Date** shall mean the date on which the option expires as specified in the Stock Option Grant.

11. **Fair Market Value** per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

(i) If the Common Stock is traded at the time on the NASDAQ National Market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers on the NASDAQ National Market or any successor system. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

(iii) If the Common Stock is not listed on any Stock Exchange nor traded on the NASDAQ National Market, then the Fair Market Value shall be determined by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate.

(iv) For purposes of any option grants made on the Underwriting Date, the Fair Market Value shall be deemed to be equal to the price per share at which the Common Stock is sold in the initial public offering pursuant to the Underwriting Agreement.

12. **Grant Date** shall mean the date on which the option is granted to Optionee as specified in the Stock Option Grant.

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13. **Incentive Option** shall mean an option which satisfies the requirements of Code Section 422.

14. **Involuntary Termination** shall mean the termination of the Service of any individual which occurs by reason of:

        (i) such individual's involuntary dismissal or discharge by the Corporation for reasons other than Misconduct, or

        (ii) such individual's voluntary resignation following (A) a change in his or her position with the Corporation which materially reduces his or her level of responsibility, (B) a reduction in his or her level of compensation (including base salary, fringe benefits and participation in corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of such individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without the individual's consent.

15. **Market Stand Off** shall mean the market stand off restriction on disposition of the Purchased Shares as identified under such title in the Stock Option Exercise Notice and Purchase Agreement.

16. **Misconduct** shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of any Optionee or other person in the Service of the Corporation (or any Parent or Subsidiary).

17. **1933 Act** shall mean the Securities Act of 1933, as amended.

18. **1934 Act** shall mean the Securities Exchange Act of 1934, as amended.

19. **Non-Statutory Option** shall mean an option not intended to satisfy the requirements of Code Section 422.

20. **Optionee** shall mean any person to whom an option is granted under Plan.

21. **Option Shares** shall mean the number of shares of Common Stock subject to the option as specified in the Stock Option Grant.

22. **Owner** shall mean Optionee and all subsequent holders of the Purchased Shares who derive their claim of ownership through a Permitted Transfer from Optionee.

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clearone communications, inc.   Description: Exhibit 4.8 - 1998 Stock Option Plan   Created using EDGARizer HTML

23. **Parent** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one or the other corporations in such chain.

24. **Permanent Disability or Permanently Disabled** shall mean the inability of the Optionee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

25. **Permitted Transfer** shall mean (i) a gratuitous transfer of the Purchased Shares, provided and only if Optionee obtains the Corporation's prior written consent to such transfer, (ii) a transfer of title to the Purchased Shares effected pursuant to Optionee's will or the laws of intestate succession following Optionee's death, or (iii) a transfer to the Corporation in pledge as security for any purchase-money indebtedness incurred by Optionee in connection with the acquisition of the Purchased Shares.

26. **Plan Administrator** shall mean the particular entity, whether the Board or a committee of the Board, which is authorized to administer the Plan with respect to one or more classes of eligible persons, to the extent such entity is carrying out its administrative functions under the Plan with respect to the persons under its jurisdiction.

27. **Plan Documents** shall mean the Plan, the Stock Option Grant, and Stock Option Exercise Notice and Purchase Agreement, collectively.

28. **Plan Effective Date** shall mean June 10, 1998, the date on which the Plan was adopted by the Board.

29. **Primary Committee** shall mean the committee of two (2) or more non-employee Board members (as defined in the regulations to Section 16 of the 1934 Act) appointed by the Board to administer the Plan with respect to Section 16 Insiders.

30. **Purchased Shares** shall mean the shares purchased upon exercise of the Option.

31. **Recapitalization** shall mean any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other charge affecting the Corporation's outstanding Common Stock as a class without the Corporation's receipt of consideration.

32. **Reorganization** shall mean any of the following transactions:

        (i) a merger or consolidation in which the Corporation is not the surviving entity;

        (ii) a sale, transfer or other disposition of all or substantially all of the Corporation's assets;

4

Filer: ClearOne Communications, Inc.   Form Type: S-8   Period: Job Number: Form S-8 10062006   Rev: 1   Sequence: 15

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clearone communications, inc.   Description: Exhibit 4.8 - 1998 Stock Option Plan   Created using EDGARizer HTML

(iii) a reverse merger in which the Corporation is the surviving entity but in which the Corporation's outstanding voting securities are transferred in whole or in part to a person or persons different from the persons holding those securities immediately prior to the merger; or

(iv) any transaction effected primarily to change the state in which the Corporation is incorporated or to create a holding company structure.

33. **SEC** shall mean the Securities Exchange Commission.

34. **Secondary Committee** shall mean a committee of two (2) or more Board members appointed by the Board to administer the Plan with respect to eligible persons other than Section 16 Insiders.

35. **Section 16 Insider** shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

36. **Service** shall mean the performance of services to the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant.

37. **Stock Exchange** shall mean either the American Stock Exchange, the New York Stock Exchange, another regional stock exchange, or the NASDAQ market as established by the National Association of Securities Dealers.

38. **Stock Option Exercise Notice and Purchase Agreement** shall mean the agreement of said title in substantially the form of Exhibit A to the Stock Option Grant, pursuant to which Optionee gives notice of his intent to exercise the option and purchase Shares.

39. **Stock Option Grant** shall mean the Stock Option Grant document, pursuant to which Optionee has been informed of the basic terms of the option granted under the Plan.

40. **Subsidiary** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

41. **Taxes** shall mean the Federal, state and local income and employment tax liabilities incurred by the holder of Non-Statutory Options in connection with the exercise of those options.

42. **10% Stockholder** shall mean the owner of stock (as determined under Code Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).

Filer: ClearOne Communications, Inc.   Form Type: S-8   Period: Job Number: Form S-8 10062006   Rev: 1   Sequence: 1
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clearone communications, inc.   Description: Exhibit 4.9 - 1997 Employee Stock Purchase Plan   Created using EDGARizer HTML

Exhibit 4.9

CLEARONE COMMUNICATIONS, INC.

1997 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I - PURPOSE

The ClearOne Communications, Inc. (hereafter, the "Company") 1997 Employee Stock Purchase Plan (the "Plan") is intended to provide a method whereby employees of the Company will have an opportunity to acquire a proprietary interest in the Company through the purchase of shares of the Company's Common Stock at a discount.

ARTICLE II - DEFINITIONS

2.1 - Base Pay. "Base Pay" shall mean regular straight-time earnings excluding payments for overtime, shift premium, bonuses and other special payments, commissions and other marketing incentive payments.

2.2 - Board. "Board" shall mean the Company's board of directors.

2.3 - Commencement Date. "Commencement Date" means the date on which shares of Common Stock become available for purchase under the Plan.

2.4 - Committee. "Committee" shall mean the committee described in Article IX.

2.5 - Common Stock. "Common Stock" means the Company's issued and/or outstanding Common Stock.

2.6 - Employee. "Employee" means any person who is customarily employed on a full-time or part-time basis by the Company and is regularly scheduled to work more than 20 hours per week.

2.7 - Offering. "Offering" means the Company's offer of shares of its Common Stock for purchase under the Plan.

2.8 - Participant. "Participant" means any person who, being eligible under Article III herein, participates in the Plan.

2.9 - Purchase Date. "Purchase Date" means the date each quarter on which the Company, through the Participating Broker, purchases shares of Common Stock for the individual accounts of Plan Participants.

2.10 - Participating Broker. "Participating Broker" means the securities broker or brokers retained by the Company for purposes of executing orders to buy or sell shares of Common Stock on behalf of Plan Participants.

ARTICLE III - ELIGIBILITY AND PARTICIPATION

3.1 - Initial Eligibility. Any Employee who has completed ninety (90) days' continuous employment and is currently employed by the Company on the date his participation in the Plan is to become effective shall be eligible to participate in the Plan on or after such ninety day period has concluded.

3.2 - Leave of Absence. For purposes of participation in the Plan, a person on leave of absence shall be deemed to be an Employee for the first 90 days of such leave of absence and such Employee's employment shall be deemed to have terminated at the close of business on the 90th day of such leave of absence unless such Employee shall have returned to regular full-time or part-time employment (as the case may be) prior to the close of business on such 90th day. Termination by the Company of any Employee's leave of absence, other than termination of such leave of absence on return to full time or part time employment, shall terminate an Employee's employment for all purposes of the Plan and shall terminate such Employee's participation in the Plan pursuant to Section 6.3 herein.

ARTICLE IV - OPERATION OF THE PLAN

4.1 - Subscription. An eligible Employee may become a Participant by completing an authorization for payroll deductions in the form of Exhibit "A" attached hereto (the "Enrollment Form"), in the amount specified by such Participant. The Enrollment Form executed by the Participant together with this Plan constitutes a subscription for shares of Common Stock. The Enrollment Form shall be filed with the Company's Human Resources Department at least five (5) business days prior to issuance of the first paycheck on which payroll deductions are to be made, unless a later time for filing the Enrollment Form is set by the Committee.

Filer: ClearOne Communications, Inc. Form Type: S-8   Period: Job Number: Form S-8 10062006   Rev: 1   Sequence: 2
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4.2 - Right to Purchase. Once payroll deductions have been made from a Participants paycheck pursuant to Article V herein, such Participant shall be deemed to have been granted a right to purchase shares of Common Stock. Each Participant will be deemed to have exercised his right to purchase Common Stock on the Purchase Date, unless such Participant notifies the Committee pursuant to Section 6.1 herein.

4.3 - Purchases; Purchase Price. On the Purchase Date, the Company shall deliver the amounts withheld from each Participant's compensation pursuant to Article V and direct the Participating Broker to conduct open market purchases of shares of Common Stock

4.4 - Company Contributions. The Company shall contribute to the account of each Participant, for no consideration, one (1) share of its Common Stock for every nine (9) shares purchased by such Participant under the Plan. Fractional shares will not be contributed.

4.5 - Transaction Fees and Commissions. The Company shall be responsible for all transaction fees and commissions incurred in connection with the purchase of shares of Common Stock for purposes of the Plan. Each Participant shall be responsible for all transaction fees and commissions incurred in connection with any subsequent sales or transfers of Common Stock from the Participant's account.

4.6 - Holding Period. Subject to death, disability, or a medical condition of the Participant or the Participant's immediate family that will incur significant costs to the Participant, each Participant shall be obligated to hold shares of Common Stock, both purchased under the Plan and contributed by the Company under Section 4.4, in such Participant's account for not less than one (1) year from the Purchase Date applicable to the purchase of such shares.

4.7 - Termination Date. The Plan shall terminate on June 30, 2010 unless sooner terminated under Section 10.5 or by the Company pursuant to Section 10.6 (the "Termination Date").

ARTICLE V - PAYROLL DEDUCTIONS

5.1 - Amount of Deduction. Each Participant shall file an Enrollment Form as specified in Section 4.1 and shall elect to have deductions made from each paycheck at the rate of not less than twenty-five dollars ($25.00), nor more than ten percent (10%) of the Participant's Base Pay for the period covered by the paycheck. In the case of a part-time hourly Employee, such Employee's Base Pay shall be determined by multiplying such Employee's hourly rate by the number of regularly scheduled hours of work for such Employee. Payroll deductions for a Participant shall commence on the Offering Commencement Date or when such Participant's Enrollment Form become effective, whichever is later, and shall end on the Termination Date (as defined in Section 4.7) unless sooner terminated by the Participant as provided in Article VI.

5.2 - Participant's Account. All payroll deductions made for a Participant shall be credited to such Participant's account under the Plan. A Participant may not make any separate cash payment into such account except when on leave of absence and then only as provided in Section 5.4.

5.3 - Changes in Payroll Deductions. A Participant may change the amounts withheld from the Participants future paychecks by filing a new Enrollment Form with the Human Resources Department, and specifying the amounts to be withheld from such future paychecks. Any changes in the amount withheld from such Participants future paychecks under this Section shall only be permitted if not less than six (6) months has elapsed since the Participant last made changes to the amounts withheld under this Section.

5.4 - Leave of Absence. If a Participant goes on a leave of absence, such Participant shall have the right to elect: (a) to withdraw the balance in his or her account pursuant to Section 6.1, (b) to discontinue contributions to the Plan but remain a Participant in the Plan, or remain a Participant in the Plan during such leave of absence, authorizing deductions to be made from payments by the Company to the Participant during such leave of absence and undertaking to make cash payments to the Plan at the end of each payroll period to the extent that amounts payable by the Company to such Participant are insufficient to meet such Participant's authorized Plan deductions.

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1	Sequence: 3
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ARTICLE VI - WITHDRAWAL

6.1 - In General. A Participant may withdraw from the Plan by electing to withdraw all accumulated payroll deductions credited to such Participants account under the Plan at any time by giving written notice to the Companys Human Resources Department within five (5) business days before the paycheck is issued on which payroll deductions have been terminated. With the exception of any payroll deductions of such Participant used to purchase Common Stock prior to the giving of such written notice, all of the Participant's payroll deductions credited to his account will be paid to him promptly after receipt of his notice of withdrawal, and no further payroll deductions will be made from his pay. Any Common Stock purchased on behalf of the Participant pursuant to the Plan shall be returned to him pursuant to Section 6.6 herein. The Company may, at its option, treat any attempt to borrow by an Employee on the security of his accumulated payroll deductions as an election, under Section 3.2, to withdraw such deductions.

6.2 - Effect on Subsequent Participation. A Participant's withdrawal from the Plan will not have any effect upon his eligibility to participate in any succeeding Offering or in any similar plan which may hereafter be adopted by the Company.

6.3 - Termination of Employment. Upon termination of the Participant's employment for any reason, including retirement (but excluding death while in the employ of the Company or continuation of a leave of absence for a period beyond 90 days), any payroll deductions credited to his account and not used to purchase Common Stock will be returned to him. Any Common Stock purchased for the Participants account shall be returned to the Participant pursuant to Section 6.6 herein. In the case of the Participants death subsequent to the termination of his employment, such accumulated payroll deductions and/or Common Stock purchased for his account shall be returned to the person or persons entitled thereto under Section 10.1.

6.4 - Termination of Employment Due to Death. Upon termination of the Participant's employment because of his death, his beneficiary (as defined in Section 10.1) shall have the right to elect, by written notice given to the Company Secretary prior to the earlier of the Termination Date or the expiration of a period of sixty (60) days commencing with the date of the death of the Participant, either:

a) to withdraw all of the payroll deductions credited to the Participant's account under the Plan, or

b) to purchase the number of full shares of stock which the accumulated payroll deductions in the Participant's account at the date of the Participant's death will purchase at the applicable purchase price (as defined in Section 4.3), together with any applicable contributions by the Company under Section 4.4, and any excess in such account will be returned to said beneficiary, with interest as specified in Article VII.

In the event that no such written notice of election shall be duly received by the office of the Secretary of the Company, the beneficiary shall automatically be deemed to have elected, pursuant to paragraph (b), to purchase the applicable number of shares under the Plan on the next Purchase Date.

6.5 - Leave of Absence. A Participant on leave of absence shall, subject to the election made by such Participant pursuant to Section 5.4, continue to be a Participant in the Plan so long as such Participant is on continuous leave of absence. A Participant who has been on leave of absence for more than 90 days and who therefore is not an Employee for the purpose of the Plan shall not be entitled to participate in the Offering if the Offering Commencement Date is after the 90th day of such leave of absence. Notwithstanding any other provisions of the Plan, unless a Participant on leave of absence returns to regular full time or part time employment with the Company at the earlier of: (a) the termination of such leave of absence or (b) three months from the 90th day of such leave of absence, such Participant's participation in the Plan shall terminate on whichever of such dates first occurs.

6.6 - Closing of Account. If a Participants participation under the Plan is terminated pursuant to this Article or Sections 3.2, 10.5, or 10.6 herein, then the Company shall return any accumulated amounts withheld from the Participant's account not used to purchase Common Stock, and shall direct the Participating Broker to close such Participant's account with the Participating Broker, and remit to the Participant or his beneficiary pursuant to Section 10.1, any Common Stock purchased on his behalf. Any Common Stock remitted under this Section shall retain the holding period restrictions as defined in Section 4.6 herein.

Filer: ClearOne Communications, Inc.   Form Type: S-8   Period: Job Number: Form S-8 10062006   Rev: 1   Sequence: 4
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clearone communications, inc.   Description: Exhibit 4.9 - 1997 Employee Stock Purchase Plan   Created using EDGARizer HTML

ARTICLE VII - INTEREST

7.1 - Payment of Interest. No interest will be paid or allowed on any money paid into the Plan or credited to the account of any Participant Employee; provided, however, that interest shall be paid on any and all money which is distributed to an Employee or his beneficiary pursuant to the provisions of Sections 6.1, 6.3, 6.4, 6.6, and 8.1. Such distributions shall bear simple interest during the period from the date of withholding to the date of return at the regular passbook savings account rates per annum in effect at the regular passbook savings account rates per annum in effect during such period at a major commercial bank in Salt Lake City, Utah selected by the Committee. Where the amount returned represents an excess amount in an Employee's account after such account has been applied to the purchase of stock, the Employee's withholding account shall be deemed to have been applied first toward purchase of stock under the Plan, so that interest shall be paid on the last withholdings during the period which results in the excess amount.

ARTICLE VIII - STOCK

8.1 - Maximum Shares. The maximum number of shares of Common Stock which shall be issued under the Plan shall be five hundred thousand (500,000) shares. If the total number of shares of Common Stock for which payroll deductions have been made under Article V herein exceeds the maximum number of shares for the Offering, the Company, on the applicable Purchase Date, shall make a pro rata allocation of the shares available for delivery and distribution in an nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of payroll deductions credited to the account of each Participant under the Plan shall be returned to him as promptly as possible.

8.2 - Participant's Interest in Common Stock. The Participant shall not have an interest in any Common Stock until purchases of such Common Stock have been made for the Participants account.

8.3 - Registration of Stock. Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant, or, if the Participant so directs by written notice to the Company's Human Resources Department prior to the Termination Date, in the names of the Participant and one such other person as may be designate by the Participant, as joint tenants with rights of survivorship or as tenants by the entireties, to the extent permitted by applicable law.

ARTICLE IX - ADMINISTRATION

9.1 - Appointment of Committee. The Board shall appoint a compensation committee (the "Committee") to administer the Plan. The Committee shall consist of no fewer than three members of the Board. No member of the Committee shall be eligible to purchase stock under the Plan.

9.2 - Authority of Committee. Subject to the express provisions of the Plan, the Committee shall have plenary authority in its discretion to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations deemed necessary or advisable for administering the Plan. The Committee's determination on the foregoing matters shall be conclusive.

9.3 - Rules Governing the Administration of the Committee. The Board may from time to time appoint members of the Committee in substitution for or in addition to members previously appointed and may fill vacancies, however caused, in the Committee. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall deem advisable and may hold telephonic meetings. A majority of its members hall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. The Committee may correct any defect or omission or reconcile any inconsistency in the Plan, in the manner and to the extent it shall deem desirable. Any decision or determination reduced to writing and signed by a majority of the members of the Committee shall be as fully effective as if it had been made by a majority vote at a meeting duly called and held. The Committee may appoint a secretary and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1	Sequence: 5
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clearone communications, inc.	Description: Exhibit 4.9 - 1997 Employee Stock Purchase Plan			Created using EDGARizer HTML	

9.4 - Administration and Record Keeping. The Committee or its representatives shall be responsible for the following functions of the Plan:

(i) maintaining individual accounts and transaction records of Plan Participants, (ii) receiving and processing Enrollment Forms, (iii) receiving and holding payroll deductions from the paychecks of Plan Participants, (iv) delivering payroll deductions under the Plan to the Participating Broker at quarterly intervals for purchase of Common Stock, (v) elections and changes in elections made by Plan Participants, (vi) delivery of certificates representing the shares of Common Stock purchased by Plan Participants, (vii) keeping minutes of its actions under the Plan, and (viii) any and all procedures and functions of the Plan not otherwise specified herein or assigned to another party in accordance with the terms of the Plan or by authority of the Committee.

9.5 - Reports. The Company shall provide to each Participant, on at least an annual basis, statements setting forth the amounts of payroll deductions, the purchase price for each Purchase Date, the number of shares purchased on each Purchase Date, the total number of shares purchased, and the remaining cash balance, if any, for such Participant's account.

9.6 - Professional Assistance. The Committee may employ such legal counsel, including, without limitation, independent legal counsel regularly employed by the Company, consultants and agents as the Committee may deem appropriate for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computations received from any such consultant or agent. All expenses incurred by the Committee in interpreting and administering the Plan, including, without limitation, meeting fees and expenses and professional fees, shall be paid by the company.

9.7 - Participating Broker. The Committee shall designate a Participating Broker to act as the Company's agent pursuant to the operation of the Plan. Functions of the Participating Broker may include, without limitation, the execution of orders to purchase Common Stock with the proceeds obtained pursuant to Article V herein and the closing of a Participant's brokerage account with the Participating Broker pursuant to Section 6.6 herein.

9.8 - Liability. No member or former member of the Committee or the Board shall be liable for any action or determination made in good faith with respect to the Plan or any deduction or withholding made under the Plan. Each member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against all costs or expenses (including counsel fees) or liability (including any sum paid in settlement of a claim with the approval of the Board) arising out of any act or omission to act in connection with the Plan to the extent allowed by law.

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ARTICLE X - MISCELLANEOUS

10.1 - Designation of Beneficiary. A Participant may file a written designation of a beneficiary who is to receive any Common Stock and/or cash. Such designation of beneficiary may be changed by the Participant at any time by written notice to the Secretary of the Company. Upon the death of a Participant and upon receipt by the Company of proof of identity and existence at the Participant's death of a beneficiary validly designated by him under the Plan, the Company shall deliver such Common Stock and/or cash to such beneficiary. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the company shall deliver such Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Common Stock and/or cash to the spouse or to any one or more dependents of the Participant as the Company may designate. No beneficiary shall, prior to the death of the Participant by whom he has been designated, acquire any interest in the Common Stock or cash credited to the Participant under the Plan.

10.2 - Transferability. Neither payroll deductions credited to a Participant's account nor any rights to receive Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge or other disposition of such rights shall be without effect, except that the Company may treat such act as an election to withdraw from the plan under Section 6.1.

10.3 - Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions.

10.4 - No Adjustment Upon Changes in Capitalization. No adjustment shall be made to a Participant's account due to stock splits, reverse stock splits, changes in the Company's capitalization, or similar transaction. No adjustments shall be made for stock dividends.

10.5 - Dissolution or Liquidation. In the event of a proposed dissolution or liquidation of the Company, a sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Plan will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee, and the Company shall return to each Participant, with interest, the accumulated withholdings in such Participant's account, as well as any Common Stock purchased for such Participant's account, with such Participant subject to the one-year holding period restriction described in Section 4.6.

10.6 - Amendment and Termination. The Board shall have complete power and authority to terminate or amend the Plan at any time and for any reason. No termination, modification, or amendment of the Plan may, without the consent of an Employee then having a right to purchase Common Stock under the Plan, adversely affect the rights of such Employee to purchase Common Stock.

10.7 - Effective Date. The Plan shall become effective as of January 1, 1997.

10.8 - No Employment Rights. The Plan does not, directly or indirectly, create any right for the benefit of any Employee or class of Employees to purchase any shares under the Plan, or create in any Employee or class of Employees any right with respect to continuation of employment by the Company, and it shall not be deemed to interfere in any way with the Company's right to terminate, or otherwise modify, an Employee's employment at any time.

10.9 - Effect of Plan. The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Participant, including, without limitation, such Participant's estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Participant.

10.10 - Governing Law. The provisions of the Plan and all matters relating thereto shall be governed by the laws of the State of Utah, except to the extent such laws are superseded by the laws of the United States.

Filer: ClearOne Communications, Inc.	Form Type: S-8	Period:	Job Number: Form S-8 10062006	Rev: 1	Sequence: 7
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clearone communications, inc.	Description: Exhibit 4.9 - 1997 Employee Stock Purchase Plan			Created using EDGARizer HTML	

ClearOne Communications, Inc.

Employee Stock Purchase Plan Enrollment Form

AUTHORIZATION

Participant Name (Last, First, M.I.)   **Social Security Number**   **Hire Date**   **Birth Date**

_____   _____ - _____ - _____   _____   _____

　　　　　[ ] Initial Election　　　　　　　[ ] Married
　　　　　[ ] Change Election　　　　　　[ ] Single

I hereby authorize and direct that my employer, ClearOne Communications Inc. (the "Company"), withhold from each pay period the indicated amount from my gross compensation for monthly purchases of shares of the Company's common stock for my account, pursuant to the 1997 Employee Stock Purchase Plan (the" Plan"). I intend to complete all applications required by Morgan Stanley to open a special "EMSIP" (Employee Stock Investment Plan) account, and understand that all shares of stock purchased under the terms hereby authorized will be deposited into this account. I understand that under the Plan I may authorize no less than $25.00 and no more the 10% of my gross compensation to be withheld from each paycheck.

　　　　　[ ] 3%　　　　　[ ] 5%　　　　　[ ]10%　　　　　%_____　　　　　$_____

I understand that I may change, suspend, and resume contributions at such times as outlined in the terms of the Plan, and that my salary reduction and participation in the Plan is completely voluntary. I also understand that the amounts withdrawn from my compensation, along with shares purchased for my account, are subject to the withdrawal and/or sale restrictions set forth in the Plan summary, a copy of which I have received. I understand the Morgan Stanley may discontinue my EMSIP account at any time by notifying me and the Company in writing. **I also understand that I am subject to an Annual Account Service Charge of $30.00 to offset costs incurred by Morgan Stanley Dean Witter for the effective administration and maintenance of my account.**

　I do not wish to contribute to the Employee Stock Investment Plan at this time.

　I hereby authorize the above payroll deduction.

Signature _____ **Date** _____

JOINT ACCOUNT DESIGNATION

In connection with our Morgan Stanley EMSIP account, with rights of survivorship, we confirm that:

1. In all matters pertaining to the joint account maintained pursuant to the terms of the Plan, Morgan Stanley may act upon instructions from either of us.
2. If both of us reside in a state other than Louisiana or Texas, upon the death of either of us, all securities, funds, and property in the joint EMSIP account shall be the sole property of the survivor.
3. If either of us resides in the state of Louisiana or Texas, upon death of either of us all securities, funds, and property in the joint EMSIP account shall be divided, with one half belonging to the survivor, and one half belonging to the estate of the deceased.

Signature _____ **Date** _____

Signature _____ **Date** _____

BENEFICIARY DESIGNATION

Designate the following beneficiaries for any interest due from the Plan upon the event of death:

Beneficiary (Primary)_____ Relationship_____

Beneficiary (Secondary)_____ Relationship_____

Signature _____ Date _____
We suggest that you consult your tax or legal advisor regarding the consequences of the designation of the beneficiary you have made. You may change your designation by properly completing a new Beneficiary Designation section of this form.

Filer: ClearOne Communications, Inc.   Form Type: S-8   Period: Job Number: Form S-8 10062006   Rev: 1   Sequence: 1
Project: forms-810062006.pdml   Document Name: ex5_1.htm   Saved: 10/5/2006 16:47:46   Printed: 10/6/2006 10:10:51
clearone communications, inc.   Description: Exhibit 5.1 - Opinion of Blackburn & Stoll, LC   Created using EDGARizer HTML

EXHIBIT 5.1

BLACKBURN & STOLL, LC

Attorneys at Law

257 East 200 South, Suite 800

Salt Lake City, Utah 84111

Telephone (801) 521-7900

Fax (801) 521-7965

October 5, 2006

ClearOne Communications, Inc.
1825 Research Way
Salt Lake City, Utah 84119

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to ClearOne Communications, Inc. (the "Company") in the preparation of a Registration Statement on Form S-8 filed to be filed on or about October 5, 2006, to which this opinion is attached as Exhibit 5.1 (the "Registration Statement"), with the Securities and Exchange Commission (the "Commission"). The Registration Statement relates to up to 3,000,000 shares (the "Shares") of common stock of the Company, par value $.001 per share, issuable under the 1998 Stock Option Plan (the "Option Plan") and the 1997 Employee Stock Purchase Plan (the "Purchase Plan," and together with the Option Plan, the "Plans").

This opinion is an exhibit to the Registration Statement, and is being furnished to you in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act of 1933, as amended (the "1933 Act").

In that capacity, we have reviewed the Registration Statement, the Plans and other documents, corporate records, certificates, and other instruments for purposes of this opinion.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such documents. In making our examination of documents executed by parties other than the Company, we have assumed that such parties had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity, binding effect and enforceability thereof. As to any facts material to the opinions expressed herein, we have, to the extent we deemed appropriate, relied upon statements and representations of officers and other representatives
of the Company and others.

We assume that the appropriate action will be taken, prior to the offer and sale of the Shares in accordance with the Plans, to register and qualify the Shares for sale under all applicable state securities or "blue sky" laws.

The law covered by the opinions expressed herein is limited to the laws of the State of Utah and the federal laws of the United States of America, and we do not express any opinion herein concerning any other law. It is understood that this opinion is to be used only in connection with the offer and sale of Shares while the Registration Statement is in effect.

Filer: ClearOne Communications, Inc. | Form Type: S-8 | Period: | Job Number: Form S-8 10062006 | Rev: 1 | Sequence: 2
Project: forms-810062006.pdml | Document Name: ex5_1.htm | Saved: 10/5/2006 16:47:46 | Printed: 10/6/2006 10:10:51
clearone communications, inc. | Description: Exhibit 5.1 - Opinion of Blackburn & Stoll, LC | Created using EDGARizer HTML

Based upon and subject to the foregoing, and to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

Upon the issuance, payment for and sale of the Shares in the manner contemplated by the Registration Statement and in accordance with the terms of the Plans, and subject to the Company completing all actions and proceedings required on its part to be taken prior to the issuance of the Shares pursuant to the terms of the Plans and the Registration Statement, the Shares will be legally and validly issued, fully paid and nonassessable securities of the Company.

Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters.

In rendering this opinion, we have assumed that the certificates representing the Shares will conform to the form of specimen examined by us and such certificates will be duly executed and delivered by the Company.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Blackburn & Stoll, LC

BLACKBURN & STOLL, LC

2

Filer: ClearOne Communications, Inc. | Form Type: S-8 | Period: | Job Number: Form S-8 10062006 | Rev: 1 | Sequence: 1
Project: forms-810062006.pdml | Document Name: ex23_2.htm | Saved: 10/6/2006 10:10:17 | Printed: 10/6/2006 10:10:52
clearone communications, inc. | Description: Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm | Created using EDGARizer HTML

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of ClearOne Communications, Inc. of our report dated August 21, 2006 with respect to the financial statements of ClearOne Communications, Inc. as of June 30, 2006 and 2005 and for the years ended June 30, 2006 and 2005, which appear in the Annual Report on Form 10-K for the year ended June 30, 2006.

/s/ Hansen, Barnett & Maxwell
HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
October 2, 2006

Filer: ClearOne Communications, Inc. | Form Type: S-8 | Period: | Job Number: Form S-8 10062006 | Rev: 1 | Sequence: 1
Project: forms-810062006.pdml | Document Name: ex23_3.htm | Saved: 10/5/2006 16:52:26 | Printed: 10/6/2006 10:10:53
clearone communications, inc. | Description: Exhibit 23.3 - Consent of Independent Registered Public Accounting Firm | Created using EDGARizer HTML

Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
ClearOne Communications, Inc.:

We consent to the use of our report dated December 15, 2005, with respect to the consolidated statements of operations and comprehensive loss, stockholders' equity and cash flows for the year ended June 30, 2004, incorporated by reference in the registration statement.

/s/ KPMG LLP

Salt Lake City, Utah
October 5, 2006